                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549



                                 SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               Amendment No. 2

                    First Financial Caribbean Corporation
- --------------------------------------------------------------------------------
                               (NAME OF ISSUER)

                        Common Stock, $1.00 Par Value
- --------------------------------------------------------------------------------
                        (TITLE OF CLASS OF SECURITIES)

                                  320214109
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                                (CUSIP NUMBER)

 Salomon Levis, F.D. Roosevelt Avenue 1159, Puerto Nuevo, Puerto Rico  00920
- --------------------------------------------------------------------------------
                (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
              AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                               August 22, 1996
- --------------------------------------------------------------------------------
           (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

         Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1: and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

         NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 320214109                                        Page  2  of  9  Pages
          ---------                                             ---    ---

- -----------------------------------------------------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Salomon Levis
- -----------------------------------------------------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                         (a)[ ]
                                                                                                                  (b)[X]
        See Item 6 and Schedule A

- -----------------------------------------------------------------------------------------------------------------------------
3       SEC USE ONLY


- -----------------------------------------------------------------------------------------------------------------------------
4       SOURCE OF FUNDS*

             No shares are being purchased currently
- -----------------------------------------------------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)                      [ ]


- -----------------------------------------------------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

             United States of America
- -----------------------------------------------------------------------------------------------------------------------------
                                  7     SOLE VOTING POWER

                                             271,640
         NUMBER OF               --------------------------------------------------------------------------------------------
          SHARES                  8     SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                             12,702
           EACH                  --------------------------------------------------------------------------------------------
         REPORTING                9     SOLE DISPOSITIVE POWER
          PERSON
           WITH                              271,640
                                  -------------------------------------------------------------------------------------------
                                  10    SHARED DISPOSITIVE POWER

                                              12,702
- -----------------------------------------------------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             284,342
- -----------------------------------------------------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                      [ ]


- -----------------------------------------------------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              3.12%
- -----------------------------------------------------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*

             IN
- -----------------------------------------------------------------------------------------------------------------------------

                                     * SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 320214109                                        Page  3  of  9  Pages
          ---------                                             ---    ---

- -----------------------------------------------------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             David Levis
- -----------------------------------------------------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                         (a)[ ]
                                                                                                                  (b)[X]
        See Item 6 and Schedule A

- -----------------------------------------------------------------------------------------------------------------------------
3       SEC USE ONLY


- -----------------------------------------------------------------------------------------------------------------------------
4       SOURCE OF FUNDS*

             No shares are being purchased currently.
- -----------------------------------------------------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)                      [ ]


- -----------------------------------------------------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

             United States of America
- -----------------------------------------------------------------------------------------------------------------------------
                                  7     SOLE VOTING POWER

                                             206,906
         NUMBER OF               --------------------------------------------------------------------------------------------
          SHARES                  8     SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                  0
           EACH                  --------------------------------------------------------------------------------------------
         REPORTING                9     SOLE DISPOSITIVE POWER
          PERSON
           WITH                              206,906
                                  -------------------------------------------------------------------------------------------
                                  10    SHARED DISPOSITIVE POWER

                                                   0
- -----------------------------------------------------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             206,906
- -----------------------------------------------------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                      [ ]


- -----------------------------------------------------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              2.27%
- -----------------------------------------------------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*

             IN
- -----------------------------------------------------------------------------------------------------------------------------

                                     * SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 320214109                                        Page  4  of  9  Pages
          ---------                                             ---    ---

- -----------------------------------------------------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Mario S. Levis
- -----------------------------------------------------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                         (a)[ ]
                                                                                                                  (b)[X]
        See Item 6 and Schedule A

- -----------------------------------------------------------------------------------------------------------------------------
3       SEC USE ONLY


- -----------------------------------------------------------------------------------------------------------------------------
4       SOURCE OF FUNDS*

             No shares are being purchased currently.
- -----------------------------------------------------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)                      [ ]


- -----------------------------------------------------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

             United States of America
- -----------------------------------------------------------------------------------------------------------------------------
                                  7     SOLE VOTING POWER

                                              42,000
         NUMBER OF               --------------------------------------------------------------------------------------------
          SHARES                  8     SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                   0
           EACH                  --------------------------------------------------------------------------------------------
         REPORTING                9     SOLE DISPOSITIVE POWER
          PERSON
           WITH                               42,000
                                  -------------------------------------------------------------------------------------------
                                  10    SHARED DISPOSITIVE POWER

                                                   0
- -----------------------------------------------------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              42,000
- -----------------------------------------------------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                      [ ]


- -----------------------------------------------------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              0.46%
- -----------------------------------------------------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*

             IN
- -----------------------------------------------------------------------------------------------------------------------------

                                     * SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 320214109                                        Page  5  of  9  Pages
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
- -----------------------------------------------------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Zoila Levis
- -----------------------------------------------------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                         (a)[ ]
                                                                                                                  (b)[X]
        See Item 6 and Schedule A

- -----------------------------------------------------------------------------------------------------------------------------
3       SEC USE ONLY


- -----------------------------------------------------------------------------------------------------------------------------
4       SOURCE OF FUNDS*

             No shares are being purchased currently.
- -----------------------------------------------------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)                      [ ]


- -----------------------------------------------------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

             United States of America
- -----------------------------------------------------------------------------------------------------------------------------
                                  7     SOLE VOTING POWER

                                              85,736
         NUMBER OF               --------------------------------------------------------------------------------------------
          SHARES                  8     SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                  0
           EACH                  --------------------------------------------------------------------------------------------
         REPORTING                9     SOLE DISPOSITIVE POWER
          PERSON
           WITH                               85,736
                                  -------------------------------------------------------------------------------------------
                                  10    SHARED DISPOSITIVE POWER

                                                   0
- -----------------------------------------------------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             85,736
- -----------------------------------------------------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                      [ ]


- -----------------------------------------------------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             0.94%
- -----------------------------------------------------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*

             IN
- -----------------------------------------------------------------------------------------------------------------------------

                                     * SEE INSTRUCTION BEFORE FILLING OUT!

                               SCHEDULE 13D ITEMS

         The original filing to which this Amendment No. 2 relates was dated October 5, 1995 and was amended by an Amendment No. 1 dated December 15, 1995 ("Amendment No. 1").

ITEM 1.  SECURITY AND ISSUER

         This Schedule 13D relates to the Common Stock, $1.00 par value (the "Common Stock"), of First Financial Caribbean Corporation (the "Company"), a Puerto Rico corporation, having its principal executive offices at 1159 Franklin D. Roosevelt Avenue, Puerto Nuevo, Puerto Rico 00920 and is being filed by the persons identified in Item 2 below.

ITEM 2.  IDENTIFY AND BACKGROUND

         See Schedule A attached hereto.

         None of the persons filing this Schedule 13D has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the past 5 years or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws. All individuals are citizens of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Each of the persons who purchased shares of Common Stock after the Filing of Amendment No. 1 as described under Item 5 used personal funds to finance their respective acquisition.

ITEM 4.  PURPOSE OF TRANSACTION

         The shares of Common Stock described in Item 5 were purchased for personal investment in order to increase the equity interests of the purchasers in the Company.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) See Schedule A hereto and cover pages for each individual filing this Schedule.

         (b) The spouse of Mr. Salomon Levis owns 12,702 shares of the Company's Common Stock which have been included in the total amount of shares owned by Salomon Levis. The inclusion of the 12,702 shares of Common Stock owned by Salomon Levis' spouse in this Schedule 13D shall not be construed as an admission that Mr. Levis is the beneficial owner of such shares for purposes of Section 13(d) of the Securities Exchange Act of 1934.

         Furthermore, the filing of this Schedule 13D by each of the reporting persons shall not be construed as an admission that the shares of any such person are beneficially owned by any of the other individuals reporting hereunder for purposes of Section 13(d) of the Securities Exchange Act of 1934. Except for the 12,702 shares of Common Stock owned by Mr. Salomon Levis' spouse, each of the persons filing this Schedule has the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of all shares of Common Stock owned by him or her, subject to the community property laws of the Commonwealth of Puerto Rico.

         Since none of the individuals filing this Schedule individually own 5% of the outstanding shares of the Company's Common Stock, the persons filing this Schedule disclaim that the provision of Section 13(d) of the Securities Exchange Act of 1934 and the Rules and Regulations promulgated by the Securities and Exchange Commission thereunder are applicable to their respective holdings of the Company's Common Stock.


         (c) Since the filing of Amendment No. 1 Salomon Levis and Zoila Levis have entered into the following transactions:


                                                   Purchaser or                Nature of
 Date        Number of Shares       Price            Seller                   Transaction
 ----        ----------------       -----            ------                   -----------
1/31/96           13,156           $ 19.20        Salomon Levis        Direct Purchase From Company

1/31/96            7,636           $ 19.20        Zoila Levis          Direct Purchase From Company

8/22/96           90,000           $21.875        Salomon Levis        Open Market Sale



         This Amendment No. 2 also reflects the conversion by Salomon Levis of 50,000 shares of 10 1/2% Cumulative Convertible Preferred Stock, Series A into 100,000 shares of Common Stock as of February 13, 1996.

ITEM 6. CONTRACT, ARRANGEMENT OR UNDERSTANDING WITH RESPECT TO SECURITIES OF THE ISSUER

        None other than an informal understanding that the persons listed in Schedule A attached hereto will consult with each other regarding the disposition and voting of the shares of the Company's Common Stock owned by each of them. Furthermore, the persons listed in Schedule A may acquire additional shares of the Company's Common Stock.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

      Not Applicable







      Each of the undersigned hereby certifies after reasonable inquiry, that to the best of his/her knowledge and belief, the information set forth in this statement is true, complete and correct.

Date:    September 3, 1996


                                               /s/ Salomon Levis
                                      ---------------------------------------
                                                  Salomon Levis


                                                /s/ David Levis
                                      ---------------------------------------
                                                  David Levis


                                                 /s/ Zoila Levis
                                      ---------------------------------------
                                                   Zoila Levis


                                                /s/ Mario S. Levis
                                      ---------------------------------------
                                                  Mario S. Levis

                                                        Page  9  of  9  Pages
                                                             ---    ---

                                  Schedule A
                    First Financial Caribbean Corporation
                       Amendment No. 2 to Schedule 13D


                     Item 2.  Identity and Background and
                Item 5.  Interest in Securities of the Issuer


                                                                                                                 (4)
                                                                                                              (Item 5)
                                                                                              --------------------------------------
                                                                       (3)
                                                          Present Principal occupation or
                                                          employment and the name,
                                                          principal business and address
                                                          of any corporation or other         Total number of
      (1)                           (2)                   organization in which such          shares of Common        Percentage of
      Name                   Business Address             employment is conducted.            Stock owned on the     Class of Common
(Item 2(a) and (5)             (Item 2(b))                         (Item 2(c))                date hereof(1)         Stock (1)
- ------------------------------------------------------------------------------------------------------------------------------------
 1. Salomon Levis      1159 F.D. Roosevelt Ave.           Chairman of the Board and Chief
                       Puerto Nuevo, Puerto Rico 00920    Executive Officer of the Company,            284,342            3.12%
                                                          a corporation engaged principally
                                                          in the origination, servicing,
                                                          purchase and sale of mortgages on
                                                          single-family houses, and the
                                                          issuance and sale of various
                                                          mortgage-backed securities.

 2. David Levis        1159 F.D. Roosevelt Ave.           Private investor and                         206,906            2.27%
                       Puerto Nuevo, Puerto Rico 00920    Director Emeritus of the Company

 3. Zoila Levis        1159 F.D. Roosevelt Ave.           President of the Company                      85,736            0.94%
                       Puerto Nuevo, Puerto Rico 00920

 4. Mario S. Levis     1159 F.D. Roosevelt Ave.           Executive Vice President and
                       Puerto Nuevo, Puerto Rico 00920    Treasurer of the Company                      42,000            0.46%
                                                                                                       -------           -----
                               Total                                                                   618,984            6.79%


- ------------------
(1) Based on the 9,111,092 shares of Common Stock of the Company outstanding as of June 30, 1996.